EXHIBIT 11
Statement Regarding Computation of Per Share Earnings
SOUTHERN MISSOURI BANCORP, INC., AND SUBSIDIARY
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
	Year Ended June 30,
	2018	2017	2016
(dollars in thousands except per share data)
Basic Average shares outstanding	8,734,334	7,483,350	7,430,170

Net income	$20,929	$15,552	$14,848
Less: effective dividend on preferred shares	-	-	85
Net income available to common stockholders	$20,929	$15,552	$14,763
Basic earnings per share available to common stockholders	$2.40	$2.08	$1.99

Diluted Average shares outstanding	8,734,334	7,483,350	7,430,170
Net effect of dilutive securities – based on the treasury stock method using the period end market price, if greater than average market price	11,188	27,530	28,589
Total	8,745,522	7,510,880	7,458,759

Net income	$20,929	$15,552	$14,848
Less: effective dividend on preferred shares	-	-	85
Net income available to common stockholders	$20,929	$15,552	$14,763
Diluted earnings per share available to common stockholders	$2.39	$2.07	$1.98